UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LJ International Inc.

(Name of Issuer)

$.01 Par Value Common Stock

(Title of Class of Securities)

G55312105

(CUSIP Number)

Wenjing Wu	With a copy to:
4F, 269 Fangbangzhong Road	John Haveman
Shanghai	Faegre Baker Daniels LLP
200010	2200 Wells Fargo Center
PR China	90 S. Seventh Street
+86-21-63551833	Minneapolis, MN 55402
(612) 766-8705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105

1	Name of Reporting Person Yu Zhen Industrial Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,721,282

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,721,282

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,721,282

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) CO

* Percent of class is based on 31,675,672 shares of common stock reported as issued and outstanding at March 31, 2012 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 25, 2012.

Item 1.	Security and Issuer

This Schedule 13D relates to $.01 Par Value Common Stock (the “Common Stock”) of LJ International Inc. (the “Issuer”), a corporation organized under the laws of the British Virgin Islands.  The Common Stock is listed on the NASDAQ Global Market under the symbol “JADE.”  The principal executive offices of the Issuer are located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a) – (c), (f).     This Schedule 13D is filed by Yu Zhen Industrial Limited. (“Yu Zhen”), a corporation organized under the laws of Hong Kong, China.  The principal business address for Yu Zhen is 269 Fangbangzhong Road, Shanghai, China. The principal businesses of Yu Zhen include import and export businesses, as well as industrial investment.  Yu Zhen is a wholly owned subsidiary of Yuhai Industrial Company Limited (“Yuhai”), which in turn is a wholly owned subsidiary of Shanghai Yuyuan Tourist Mart Co., Ltd. (“Yuyuan”). Shanghai Fosun Industrial Investment Co., Ltd. (“Fosun Industrial”) owns 17.3% of Yuyuan, making it Yuyuan’s largest shareholder, and appoints three members of Yuyuan’s eight-member board of directors, including the chairman of the board. Accordingly, Fosun Industrial may be deemed to be a controlling shareholder of Yuyuan.

Fosun Industrial is a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd (“Fosun Hi-Tech”). Fosun Hi-Tech is a subsidiary of Fosun International Limited (“Fosun International”). Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Mr. Guo Guangchang. The place of organization, principal business address and principal business of Yuhai, Yuyuan, Fosun Industrial, Fosun Hi-Tech, Fosun International, Fosun Holdings, and Fosun International Holdings are set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Yu Zhen are also set forth in Exhibit 99.1.

(d) – (e).During the last five years, neither Yu Zhen nor any person named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Yu Zhen purchased the Common Stock that is the subject of this statement with working capital.

Item 4.	Purpose of Transaction

Yu Zhen acquired the Common Stock that is the subject of this Schedule 13D for investment purposes.  Yu Zhen will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional Common Stock in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the Common Stock in open market sales or in privately negotiated transactions.  Yu Zhen’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Common Stock; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities.  Consistent with its investment purpose, Yu Zhen or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value.

Except as set forth above, Yu Zhen has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Yu Zhen reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5.	Interest in Securities of the Issuer

(a)  See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock that is beneficially owned by Yu Zhen as of June 8, 2012.

(b)  See Items 7 through 10 of the cover page to this Schedule 13D for the number and percentage of Common Stock beneficially owned by Yu Zhen as of June 8, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  During the 60 days preceding May 31, 2012 and the period of May 31, 2012 through June 8, 2012, Yu Zhen engaged in open market transactions involving the net purchase for cash of 772,628 shares of Common Stock on the dates and at the weighted average prices set forth on Exhibit 99.2, which is attached hereto and incorporated herein by reference.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Yu Zhen nor, to Yu Zhen’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
24.1	Power of Attorney

99.1	List of directors and executive officers of Yu Zhen and information regarding persons controlling Yu Zhen.

99.2	Information regarding transactions in the Issuer’s Common Stock by Yu Zhen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2012

YU ZHEN INDUSTRIAL LIMITED

By:	Wu Ping
Chairman of the Board of Directors

By:	/s/ John A. Haveman
John A. Haveman, Attorney-in-fact